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                                                                  Exhibit (a)(4)

                                   KEANE, INC.

                        FORM OF PROMISE TO GRANT OPTIONS

       Pursuant to the Offer to Exchange Outstanding Stock Options dated
                              September 6, 2002


To:  Participants in the Keane, Inc. Stock Option Exchange Offer

     In exchange for your surrender of certain outstanding stock options, Keane, Inc. promises to grant to you a new stock option or options, as applicable, exercisable for shares of its common stock. Under the terms of the Offer to Exchange Outstanding Stock Options dated September 6, 2002, you will receive a new option to purchase four shares of common stock for every five shares of common stock that was issuable upon exercise of a surrendered option.

     A new option granted in exchange for an eligible option (other than a TARSAP option) will be vested and immediately exercisable at the time of grant to the same extent that the surrendered option was vested and immediately exercisable at the time of surrender. The remaining installments of this new option will vest annually in the same proportions as your surrendered option would have vested. However, the next portion of the new option will not begin vesting until the first anniversary of the date on which the next portion of your surrendered option otherwise would have vested, and the remaining portions will vest on each anniversary thereafter until the new option is fully vested. A new option granted in exchange for an eligible option granted under the 1998 plan (other than a TARSAP option) or the Metro will expire one year from the date on which the eligible option would have otherwise expired.

     A new option granted in exchange for an eligible option granted under the 1998 plan as a TARSAP option will have the same vesting schedule and expiration date and will accelerate upon the attainment of the same performance criteria as the old TARSAP option that is accepted in the offer and canceled. Each new TARSAP option that is issued in exchange for an eligible TARSAP option will become fully vested on the fifth anniversary of the date of grant of the surrendered TARSAP option and expire ten years from the date of grant of the surrendered TARSAP option. The vesting of the new TARSAP options will accelerate if Keane attains the cash earnings per share targets described in the applicable option agreement.

     The new options will be granted on April 8, 2003. The exercise price of each new option will be the closing price of our common stock as reported on The American Stock Exchange on the date of grant of the new options. Each new option will be subject to the terms and conditions of the 1998 Stock Incentive Plan, as amended, and the applicable form of stock option agreement.

     This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

     Notwithstanding the foregoing, you may not be granted new stock options if Keane enters into a merger or other similar transaction in which there is a change in control of Keane prior to the grant of new options.

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     This promise is subject to the terms and conditions of the document entitled Offer to Exchange Outstanding Stock Options dated September 6, 2002, and the Election Form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Keane, Inc. with respect to this transaction.

                                         KEANE, INC.


                                         Brian T. Keane
                                         President and Chief Executive Officer

Date: _____________, 2002

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